[Letterhead of Design Within Reach]

November 19, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	Ms. Lilyanna L. Peyser
Ms. Brigitte Lippmann
Mr. H. Christopher Owings

Re:	Design Within Reach, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 22, 2009
File No. 000-50807

Dear Mss. Peyser and Lippmann and Mr. Owings:

This letter and the acknowledgements contained herein are being provided in connection with the Securities and Exchange Commission (the “SEC”) comment letter, dated October 19, 2009, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A of Design Within Reach, Inc. (the “Company”).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

Lilyanna L. Peyser, Brigitte Lippmann and H. Christopher Owings, November 19, 2009 - Page 2

Thank you for your assistance with this matter. Please contact the undersigned at (415) 773- 4627 with any questions or comments regarding this letter.

Sincerely,

/s/ Theodore Upland
Theodore Upland Chief Financial Officer

cc:	Brian E. Covotta of O’Melveny & Myers LLP
Douglas S. Ellenoff of Ellenoff Grossman & Schole LLP
Glenn J. Krevlin of Glenhill Capital Management, LLC
Robert T. Plesnarski of O’Melveny and Myers LLP
Gary M. Singer of O’Melveny & Myers LLP